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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                     PLAINS EXPLORATION & PRODUCTION COMPANY
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    726505100
                                 (CUSIP NUMBER)

                               D. MARTIN PHILLIPS
                            ENCAP INVESTMENTS L.L.C.
                           1100 LOUISIANA, SUITE 3150
                              HOUSTON, TEXAS 77002
                                 (713) 659-6100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 4, 2003
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 726505100                   SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         ENCAP INVESTMENTS L.L.C.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                         (b) [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization      EnCap Investments
                                               L.L.C. ("EnCap Investments") is a
                                               limited liability company
                                               organized under the laws of
                                               the State of Delaware.

Number of                    (7)      Sole Voting Power                        0
Shares Bene-
ficially                     (8)      Shared Voting Power           4,423,125(1)
Owned by
Each                         (9)      Sole Dispositive Power                   0
Reporting
Person With                  (10)     Shared Dispositive Power      4,423,125(1)

(11) Aggregate Amount Beneficially Owned by Each Reporting Person 4,423,125 (2)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                 10.9%(3)

(14) Type of Reporting Person (See Instructions)                              OO

-------------------------------------------------------------------------------
         (1) EnCap Investments L.L.C. may be deemed to have voting and dispositive power with respect to the shares of Common Stock owned by affiliates of EnCap Investments L.L.C. See Items 2, 5 and 6.

         (2) EnCap Investments L.L.C. disclaims any beneficial ownership of the shares owned by such affiliates.

         (3) Based on 40,451,261 shares issued and outstanding as of June 4, 2003, as disclosed to the reporting persons by the Issuer.

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CUSIP NO. 726505100                   SCHEDULE 13D/A

(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

        ENCAP ENERGY CAPITAL FUND III, L.P.

(2)  Check the Appropriate Box if a Member of a Group (See Instructions) (a)[ ]
                                                                         (b)[ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)                          OO (SEE ITEM 3)

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)                                                                 [ ]

(6)  Citizenship or Place of Organization   Encap Energy
                                            Capital Fund III, L.P. ("EnCap III")
                                            is a limited partnership
                                            organized under the laws of
                                            the State of Texas.

Number of             (7)      Sole Voting Power                    2,218,904(1)
Shares Bene-
ficially              (8)      Shared Voting Power                             0
Owned by
Each                  (9)      Sole Dispositive Power               2,218,904(1)
Reporting
Person With           (10)     Shared Dispositive Power                        0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person      2,218,904

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           [ ]

(13) Percent of Class Represented by Amount in Row (11)                  5.5%(2)

(14) Type of Reporting Person (See Instructions)                              PN

-------------------

         (1)  As exercised through its sole general partner, EnCap Investments.

         (2) Based on 40,451,261 shares issued and outstanding as of June 4, 2003, as disclosed to the reporting persons by the Issuer.

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ITEM 1. SECURITY AND ISSUER.

No modification.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c)

No modification.

Items 2(d) - (f) are amended in their entirety as follows:

(d) - (f)

See Schedule I.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The following is added to Item 3:

EnCap III, EnCap Energy Acquisition III-B, Inc., a Texas corporation ("EnCap Acquisition III-B"), and BOCP Energy Partners, L.P., a Texas corporation ("BOCP", and collectively, with EnCap III and EnCap Acquisition III-B, the "EnCap Entities") were the beneficial owners of securities of 3TEC Energy Corporation ("3TEC"). Pursuant to an Agreement and Plan of Merger between the Issuer, a subsidiary of the Issuer, and 3TEC, effective June 4, 2003, 3TEC was merged with and into the subsidiary of the Issuer (the "Merger"). In the Merger, each share of common stock of 3TEC was exchanged for 0.85 shares of the Issuer's Common Stock and $8.50 in cash. Further, each warrant held by the EnCap Entities to purchase a share of 3TEC common stock for $30.00 per share was assumed by the Issuer and represent the right to receive 0.85 shares of the Issuer's Common Stock and $8.50 in cash for $30.00 (the "Warrants"). Thus, as a result of the Merger, (i) 1,432,282 shares of the Issuer's Common Stock reported herein as being beneficially owned by EnCap III were acquired in the Merger in exchange for common stock and warrants to purchase common stock of 3TEC previously owned by EnCap III, and (ii) 2,850,520 shares of the Issuer's Common Stock reported herein as beneficially owned by EnCap Investments were acquired in the Merger by the EnCap Entities in exchange for common stock and warrants to purchase common stock of 3TEC previously owned by the EnCap Entities.

ITEM 4. PURPOSE OF TRANSACTION.

The following is added to item 4:

The reporting person is holding the securities reported herein for investment purposes. Except as set forth herein, the reporting person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended in its entirety to read as follows:

     (a) EnCap III. EnCap III is the beneficial owner of 2,138,965 shares of Common Stock and 79,939 Warrants. Based on the 40,451,261 shares of Common Stock issued and outstanding as of June 4, 2003, as disclosed to the reporting persons by the Issuer, EnCap III is the beneficial owner of approximately 5.5% of the outstanding shares of Common Stock.

         EnCap Investments. EnCap Investments, as the sole general partner of EnCap III, may be deemed the beneficial owner of 2,138,965 shares of Common Stock and 79,939 Warrants owned by EnCap III. EnCap Investments, as the sole general partner of EnCap Energy Capital Fund III-B, L.P. ("EnCap III-B"), may be deemed

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the beneficial owner of 593,849 shares of Common Stock owned by EnCap III-B.
EnCap Investments, as the controlling person of EnCap Acquisition III-B, may be deemed the beneficial owner of 1,011,098 shares of Common Stock and 60,458 Warrants owned by EnCap Acquisition III-B. EnCap Investments may be deemed to be the beneficial owner of 519,256 shares of Common Stock and 19,560 Warrants owned by BOCP as a result of being the manager of BOCP. EnCap Investments is therefore the beneficial owner of an aggregate of 4,263,168 shares of Common Stock and 159,957 Warrants. Based on the 40,451,261 shares of Common Stock issued and outstanding as of June 4, 2003, as disclosed to the reporting persons by the Issuer, EnCap Investments may be deemed the beneficial owner of approximately 10.9% of the outstanding shares of Common Stock. EnCap Investments disclaims beneficial ownership of the shares of Common Stock owned by EnCap III, EnCap III-B, EnCap Acquisition III-B, and BOCP.

         El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

         Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of EnCap Investments, no person listed in Schedule I is the beneficial owner of any shares of Common Stock.

     (b) EnCap III. EnCap III has the power to vote or direct the vote and to dispose or direct the disposition of 2,218,904 shares of Common Stock.

         EnCap Investments. EnCap Investments shares the power to vote or direct the vote and to dispose or direct the disposition of the 4,423,125 shares of Common Stock held by EnCap III, EnCap III-B, EnCap Acquisition III-B, and BOCP.

         El Paso Merchant Energy and El Paso Corporation. Each of El Paso Merchant Energy and El Paso Corporation may be deemed to be the beneficial owner of the shares of Common Stock owned or deemed owned by EnCap Investments (by virtue of being controlling persons of EnCap Investments). El Paso Merchant Energy and El Paso Corporation disclaim beneficial ownership of the shares of Common Stock owned or deemed owned by EnCap Investments.

         Executive Officers and Directors. Except as otherwise described herein, and to the knowledge of EnCap Investments, no person listed in Schedule I has the power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock.

     (c) Except as otherwise described herein or in any Exhibit filed herewith, and to the knowledge of EnCap Investments, none of the persons named in response to Paragraph (a) above has affected any transaction in the Common Stock during the past sixty (60) days.

     (d) Except as otherwise described herein, and to the knowledge of EnCap Investments, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock deemed to be beneficially owned by them.

     (e) It is inapplicable for the purpose herein to state the date on which a party ceased to be owner of more than five percent (5%) of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

No modification.


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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following is added to Item 7:

Exhibit 10.3 - Joint Filing Agreement dated June 4, 2003 between EnCap Investments L.L.C. and EnCap Energy Capital Fund III, L.P.

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2003                           ENCAP INVESTMENTS L.L.C.

                                             By: /s/ D. Martin Phillips
                                                 -------------------------------
                                                     D. Martin Phillips,
                                                     Managing Director

Date: June 4, 2003                           ENCAP ENERGY CAPITAL FUND III, L.P.

                                             By: EnCap Investments L.L.C.,
                                                 its general partner

                                             By: /s/ D. Martin Phillips
                                                --------------------------------
                                                     D. Martin Phillips,
                                                     Managing Director

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                                 EXHIBIT INDEX

Exhibit 10.3 - Joint Filing Agreement dated June 4, 2003 between EnCap Investments L.L.C. and EnCap Energy Capital Fund III, L.P.